Filed by D8 Holdings Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: D8 Holdings Corp.

Commission File No. 333-257055

Date: July 26, 2021

On April 16, 2021, Adam Sachs, the Co-founder and Chief Executive Officer of Vicarious Surgical Inc., participated in an interview with co-hosts of Bloomberg: The Tape, Matt Miller and Kailey Leinz. A copy of the transcript of the interview is set forth below:

<<Matt Miller, Co-Host, The Tape podcast>>

Right now I want to go to Charlestown, Massachusetts, and talk to Adam Sachs. He's the CEO and Co-Founder of Vicarious, which is a robotic surgery startup backed by Bill Gates and looking at a SPAC. Adam, I got to say, as a lifelong motorcyclist I'm a big fan of surgery. Is this the kind of thing that I would need after running into a pickup truck?

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

Hey guys, thanks so much for having me on. Well, let's hope that never happens, but we're targeting pretty broad applications across abdominal surgery. So yeah, absolutely. I think there are multiple procedures that are emergent procedures that we'll be able to target.

<<Matt Miller, Co-Host, The Tape podcast>>

What is it though? I'm imagining a robot, like from Short Circuit, standing over an operating table, and I'm sure that's not what it's like. What do you do? You also make it possible for doctors to use kind of a virtual reality look at the inner abdominal space.

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

Yeah. Exactly. So what we essentially do at Vicarious Surgical is we're creating a tiny little robot that goes inside of your abdominal cavity and allows the surgeon to connect to the robot using hand controllers and a VR headset that they wear. It essentially becomes their avatar inside the body. They're beamed inside of their patient, and it allows for a much better, much more immersive approach for the surgeon. It gives them a lot better spatial awareness, a lot better ability to operate once they're inside. This is as compared to the two main alternatives that exist today which are either open surgery, sort of a classic way of performing surgery where a surgeon will make one large incision and open the patient up. That incision is associated with 20% complication rates. That, by the way, is still the dominant way of operating today. Or robotic surgery.

<<Kailey Leinz, Co-Host, The Tape podcast>>

Right. Well, Adam, that's the way patients are used to getting surgery, right? Having a doctor physically be there in the room performing the surgery themselves. Do you think there's a barrier in people being willing to have a robot do this kind of thing instead?

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

Well, I'd say this is one of the handful of areas where sometimes it actually is best to be the second entrant into the market. There is an incumbent here in robotic surgery that has developed a system. They perform about three percent of the applicable procedures, which gives us a tremendous amount of white space, while still being about a million procedures per year. I mean, surgery is an incredibly large market. They're performed all over the country and all over the world. So there's already been comfort over the last 20 years grown in robotic surgery, while at the same time, the incumbents have not addressed the real needs of surgeons and patients.

<<Matt Miller, Co-Host, The Tape podcast>>

So you're going to combine with the SPAC. The transaction values the company at $1.1 billion. It's going to provide you with about $425 million in cash. What are you going to do with the money? Is this all going to R&D and then deployment?

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

Yeah. So the point we're at now is much more development than research, kind of finishing up the final development. We've been at this full time for seven years, and we've reinvented the way surgical robotics work, actually from truly the ground up, from the actuator level up. So less than half of the money total, the proceeds from this transaction, will be used for development, really refining the features, and then getting through the regulatory pathway so that we can get our systems to hospitals, to surgeons, and to patients. Half of the money, slightly more than half of the money actually, will be used to drive the commercial effort and the growth in revenue that you've seen in our projections.

<<Matt Miller, Co-Host, The Tape podcast>>

Do you work with Bill Gates on this? What's it like working with Bill Gates?

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

We've had the pleasure of meeting him a handful of times and actually pitching this to him in person, but I wouldn't say we work day to day with him at all. We give him updates on what we're doing.

<<Kailey Leinz, Co-Host, The Tape podcast>>

Adam, I just quickly want to ask, we only have about a minute left, but why a SPAC? Did you look at taking another route to the public markets? Did you look at doing an IPO?

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

Yeah. The answer is of course, but I think SPACs give a unique advantage in that they have the cash in trust combined with the SPAC's sponsors who bring their own set of expertise and experiences, especially in our case, having the former CEO of the D.E. Shaw Asia being a SPAC promote and all of the public market experience that comes with that, and their ability to do deep diligence, send surgeons out to try our systems, to do cadaver labs, and then to stand behind all of their diligence with both their capital and their experience. So I think that there is a real place for SPACs in the world, and we're incredibly excited to be partnering with D8.

<<Matt Miller, Co-Host, The Tape podcast>>

And there's a big-pipe component we should point out, usually a vote of confidence there from the pros. Adam, thanks so much for joining us. Adam Sachs, CEO and Co-Founder of Vicarious. The ticker will be RBOT.

Additional Information About the Proposed Business Combination and Where to Find It

The proposed business combination will be submitted to shareholders of D8 Holdings Corp. (“D8 Holdings”) for their consideration. D8 Holdings has filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which includes a preliminary proxy statement and will include a definitive proxy statement to be distributed to D8 Holdings’ shareholders in connection with D8 Holdings’ solicitation for proxies for the vote by D8 Holdings’ shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued in connection with the completion of the proposed business combination. After the Registration Statement has been declared effective, D8 Holdings will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. D8 Holdings’ shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with D8 Holdings’ solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about D8 Holdings, Vicarious Surgical Inc. (“Vicarious Surgical”) and the proposed business combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by D8 Holdings, without charge, at the SEC's website located at www.sec.gov or by directing a request to D8 Holdings, at Unit 1008, 10/F, Champion Tower, 3 Garden Road, Central, Hong Kong.

Participants in the Solicitation

D8 Holdings, Vicarious Surgical and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from D8 Holdings’ shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of D8 Holdings’ shareholders in connection with the proposed business combination is set forth in the Registration Statement (and will be included in the definitive proxy statement/prospectus). You can find more information about D8 Holdings’ directors and executive officers in D8 Holdings’ Annual Report on Form 10-K/A, filed with the SEC on May 24, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the Registration Statement (and will be included in the definitive proxy statement/prospectus) and other relevant documents filed with the SEC. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Forward-Looking Statements

The information in this communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics and expectations and timing related to potential benefits, terms and timing of the transaction. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Vicarious Surgical’s and D8 Holdings’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Vicarious Surgical and D8 Holdings. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the shareholders of D8 Holdings or Vicarious Surgical is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to Vicarious Surgical; future global, regional or local economic and market conditions; the development, effects and enforcement of laws and regulations; Vicarious Surgical’s ability to manage future growth; Vicarious Surgical’s ability to develop new products and solutions, bring them to market in a timely manner, and make enhancements to its products; the effects of competition on Vicarious Surgical’s future business; the amount of redemption requests made by D8 Holdings’ public shareholders; the ability of D8 Holdings or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and those factors discussed in the Registration Statement under the heading “Risk Factors,” and the other documents filed, or to be filed, by D8 Holdings with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Vicarious Surgical nor D8 Holdings presently know or that Vicarious Surgical and D8 Holdings currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Vicarious Surgical’s and D8 Holdings’ expectations, plans or forecasts of future events and views as of the date of this communication. Vicarious Surgical and D8 Holdings anticipate that subsequent events and developments will cause Vicarious Surgical’s and D8 Holdings’ assessments to change. However, while Vicarious Surgical and D8 Holdings may elect to update these forward-looking statements at some point in the future, Vicarious Surgical and D8 Holdings specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Vicarious Surgical’s and D8 Holdings’ assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

4